EXHIBIT 99.1

Published in “Kommersant”, Issue 188 (4729), on October 10, 2011

“In Russia we’ve always enjoyed the luxury of having multiple search engines” Arkady Volozh, CEO of Yandex, talks about life after the IPO and expansion abroad.

On the eve of its IPO held in May 2011, the Russian search engine Yandex promised investors international expansion. This past September, Yandex started in Turkey, launching a localized version of its search at yandex.com.tr. Arkady Volozh told Kommersant about Yandex’s expansion strategy, the decline in its stock price as well as why there was no reason to worry when Yandex’s share of searches on the Russian market had declined while the share of its competitor Google had grown.

• Last week your stock on NASDAQ fell by 13% in one day. There is an opinion that hedge funds misinterpreted your estimates of the search market in Russia. What is the future for your stock?

• We, like any other public company, do not comment on our share price.  The financial markets are experiencing significant volatility on the whole.

• So what’s the real reason for the 3% point drop (from 64% to 61%) in your search market share? Experts believe that this could be due to the growing share of the browser Google Chrome, which has recently moved its default search engine option to Settings.

• Our search quality, according to all metrics, both internal and external, continues to improve, and therefore we do not believe that this was the reason for a decline in our search share. Google has recently started vigorous promotion of its browser, limiting an opportunity for its users to change a default search engine to alternative.

No matter what browser people use, it is important that they always have a choice. We have always supported a much more open attitude towards our rivals. We, for instance, seem to be the only search engine in the world who, as an alternative, has always offered our users an opportunity to search on other engines right on our search results page.

This isn’t the first time that we have felt pressure regarding distribution. We were in the very same situation back in 2007-2008. We managed through it then, and we can manage through it now. The key thing is to keep our search quality at the top-of-the-market.  Even after all this time, it is much more interesting for us to compete on product quality rather than to adjust our strategy based on what our competition is doing.

•When you launched the English version of your search engine at yandex.com you claimed that you were not going to compete with search engines in other countries. Now you are launching the Turkish version of Yandex. What has changed?

• When we launched a global index, we did it with our home market in mind, as this was its immediate, practical use. We couldn’t afford not to have it.  But, even then, we said that that having a global index of our own allows us to begin to think of something bigger.

There are only a few countries in the world that have their own search technologies. Everybody knows them: the United States, China, South Korea, the Czech Republic and Russia. No other country has a search engine of its own. But only three out of these few ‘national leaders’ have a global index. They are Google, Bing and Yandex.

• But your global index, obviously, is smaller than Google’s?

Of course, because we do not operate in many markets yet. But in the markets where we do operate, our index is usually larger. The point is not the total number of web pages in the index, but the number of those pages that are useful.

In general, usefulness depends on the particular market you’re serving. For example, useful pages for the Americans and for the French will be different, and, consequently, the indexes will differ, too. That is why it does not make much sense to compare us with other search engines thus far.  Had we launched our search product in the US, we could have been meaningfully compared with Google or Bing. But we’ve come only to Turkey so far. We have a different approach, if you will, a ‘trans-local’ one, so to speak, rather than ‘global’.

• And yet, again, why Turkey?

• As I have already said, there are only a few countries in the world with their own search engine.  There is competition in these markets. And this is good, we like choice. The rest of the world, however, resembles a country from the novel “1984”: there is one channel everyone is watching, people have no choice. This may look strange for Russians, because we have always had the luxury of competition: since the early 90s we’ve had Aport, Rambler and others in our market. We could always choose among search engines. So, it is hard for us to imagine that Turkey or France, for instance, has only one search engine, and people have nothing to compare search results with. Of course, theoretically, they can go to Bing or something else. But Bing does not do anything specifically for the users in Turkey, so for them using Bing is like using a search engine for Mars.

In markets where there is real competition between search engines, distribution of market share is qualitatively similar. It’s similar to the law of distribution of electrons in the atom. The major player usually has about 60-70% with the second player having about 20-30%. The rest of players have much smaller shares. In the US, for example, Google has a little more than 60%, followed by Bing with about 20%. In Korea, the first search engine, Naver, has over 60%, the second, Daum, has about 20% and Google and other companies share the rest of the market. We have a similar picture here — we are leading with our 60%, Google is second and so on. It does not matter who the players are: if there is competition in the market, if the user has a choice, the distribution tends to be the same.

• What category is your goal on the new markets?

• It takes a quantum leap to radically change the proportion of share in a market. One has to offer something radically new. It is impossible to get 60% share merely with another good product. It takes something fundamentally new to turn the minds of the users.

• Can you offer them something like that?

• Not right now. That is why we cannot bring our search engine to the US and get even a 20% market share. It does not happen. The market there already has two big players. It is pointless going to those markets that already have that level of competition. But in more than half of the world, markets have one player with a share significantly higher than 90%. These markets represent a screaming vacuum of opportunity and going there with a good, locally-targeted product can bring success. The “second orbital” is vacant there, and we intend to try and gain 20-30% in these markets.

We came to Turkey because for more than ten years people here have been using one search engine, and now we are offering them an alternative. No one knows what the audience’s reaction will be.

We’ve retained our position in Russia because we bring a level of focus on our market, and we offer our customers online services maximally customized to their needs. We have made a product of the highest quality also for Turkey, and we are also bringing them some other services that are one-of-a-kind in the market.

• How you are going to promote your resource? Or are you expecting the audience to just come over?

• We are starting with a ‘soft launch’. We want to get a feel for the demand for our products. If there is demand, we believe that advertising will follow. It is pointless to use advertising to draw audience to a product that will not be used.

• So, you will simply launch the service and will wait for response?

• We have launched the product and will try to bring it to as many people as possible. Then, when we will see the reaction of the users, we will be able to say if there is a market for us or not. If the audience will be coming to our search engine time and again, if we see the first loyal users in Turkey, then it will make sense to advertise it to a larger audience.

• And when are you going to start selling contextual advertising?

• Selling contextual advertising makes sense when you have 10-20% of the market. No one will be buying advertising from a search engine with a share of 2%. And we are far below 2% now.  When we achieve 2% in Turkey, we’ll uncork a bottle of champagne - this will mean that the audience has accepted our product.

• Can you estimate the expenses of the Turkey launch?

• The costs were not that high.   It did not take many man-hours and it required few servers. It is impossible to build an economic model to accurately say what launching a new country costs. Now, Turkey is not just another country for us. It is a transition of Yandex from one language to a multi-linguistic platform. In the future it will be easier to add new languages, as the platform will already be ready for this.

• Does the launch in Turkey mean the beginning of the global expansion of Yandex? Will other countries follow?

We don’t know yet, Turkey is the first experiment for us. We are presently trying to start our business in Turkey.  Perhaps there will be one or two countries more. Only then will we be able to understand if our development model works. To announce that we are starting a significant expansion now would mean that we already have a ready-made technology for entering new markets. We do not have it yet, we are only trying it out.

Turkey, by and large, is the first country, with the exception of the CIS countries, that we have expanded to. For 14 years, Yandex has been a Russian service: we understand the Russian language and the local colloquialisms very well. But with the launch in Turkey we had to reset our minds to work in another market — and to hire people there, and learn to communicate with them. In other words, to transform a local company into an international company is like doubling it up. Not in terms of the number of people but in terms of the mental effort.

But still, if you start an active expansion, will you need additional money for it?

No, we won’t. We have a strong balance sheet and are well funded.   And, actually, capital is not the main issue. The most difficult is to refocus the company, so that the team could think of our services in international terms.

Did your main competitor - Google - take any steps to stop your expansion to foreign markets?

We’ve been sensing increased pressure in Russia: just watch TV — they spend tens of millions of dollars on advertising; they don’t seem to spend that much on promoting their search in any other market in the world. We are not going to sit on our hands, either.

• In Russia you also have a potential rival in the person of the so-called “national search engine”,  which they have been talking about for a couple of years.  Are you seriously considering this to be a threat?

I don’t know anything about the national search engine. Generally speaking, a search technology is an expensive thing — there aren’t many in existence — literally only a few companies in the world have it. Actually, since last May, when our people stopped being headhunted, I haven’t heard anything about the national search engine.

• And does Mail.ru somehow show itself on the search market?

•There are a few really good guys working on search there. But, so far, our only real competition is Google.

• Are you in talks with Mail.ru about bringing your search back to their website?

• If Mail.ru wants this, we will come back. Currently they are using Google, but are constantly evaluating various options.

• In addition to the classic search you develop mapping services. How successfully do they sell advertising?

• This was a natural evolution for us in our home market. In our essence, we are a reference system, so being able to respond to questions on maps is very important to us. Moreover, the main type of search on mobile devices is map-based, or  geo-search. Currently, Yandex has the largest volume of location coverage in our markets.  We have  the largest database of businesses and organizations, one-of-a-kind panoramic views for over a hundred cities, traffic maps, route planning for the whole of Russia and Ukraine, as well as public transportation maps.

To be able to work well in this market, we had to buy a mapping company. Prior to this, our maps were provided by partners and the conditions of our license agreements, first, did not allow us using maps outside the web, and then we had difficulty obtaining licenses for using maps on mobile devices. And even then we couldn’t cache our maps. So, in the end, to make a quality product, we had to make our own maps.

Now we have developed a new monetization model for our maps: Yandex Business Directory. It is something like the “yellow pages”. Showing a company on the map is free of charge, but highlighting using contrast costs money. The number of advertisers there is growing very nicely, but from ground zero. In terms of revenue contribution it is still small, less than 1% of our total revenue.

• This year, the law on the national payment system was adopted. How will it affect the activities of Yandex.Money?

• The law is a good sign of innovation in terms of the regulation of electronic money. In particular, there is a requirement for us to attain the status of a so-called non-banking credit organization (NCO). We have more than a year to do this and we have two options: either to create this NCO, or to find a partner in the banking sector. This means the following: either they will buy shares in Yandex.Money, or we will buy someone else. The investment bank that advises us on this issue has already conducted an assessment of Yandex.Money. Now we are looking at what banks are being sold or are ready to buy shares in Yandex.Money.

• How would you explain the increased interest of investors in Yandex?

• I believe that the reason is that there are few strong search companies in the world. For example on  NASDAQ only Google, Baidu and us are there. For those who want to invest in the internet, with search being the best monetization model in the internet, there aren’t many choices.

• Has something changed in the work of Yandex after the IPO? If yes, then what exactly?

• Actually, nothing substantial has changed.  For example, we had foreign investors before and we used to announce our yearly financial results before our IPO as well. So, the changes are rather quantitative than qualitative.